Filed Pursuant to Rule 433 Registration File No. 333-296070 Free Writing Prospectus On June 3, 2026, Space Exploration Technologies Corp. (“SpaceX”) filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-296070) with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the preliminary prospectus in the registration statement and other documents SpaceX has filed with the SEC for more complete information about SpaceX and this offering. Amendment No. 2 and the preliminary prospectus relating to the proposed offering may be accessed through the SEC's website at www.sec.gov. On June 5, 2026, we entered into a Cloud Service Agreement with Google LLC ("Google") with respect to access to compute capacity. The compute capacity provided includes approximately 110,000 NVIDIA GPUs, CPUs, memory, and other related components. Pursuant to the agreement, the customer has agreed to pay us $920 million per month from October 2026 through June 2029, with capacity ramping up through September at a reduced fee. If we fail to deliver access to the committed amount of GPUs by September 30, 2026, then following a one-month grace period, Google may immediately terminate the agreement or accept the number of GPUs provided, with a corresponding pro rata reduction in the monthly fees. After December 31, 2026, the agreement may be terminated by either party upon 90 days' notice. The customer will retain ownership of, and intellectual property rights in, its content, AI models, and related data.